SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

XCHG Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

98370X103**

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**CUSIP number 98370X103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer which are listed on the Nasdaq Global Market under the symbol “XCH.” Each ADS represents 40 Class A ordinary shares of the Issuer. No CUSIP number has been assigned to Class A ordinary shares of the Issuer.

CUSIP No. 98370X103

1.	Name of Reporting Person Wuxi Shenqi Leye Private Equity Funds Partnership L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 126,135,217(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 126,135,217(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,135,217(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 5.3%(2)
12.	Type of Reporting Person PN

(1)             Represents 126,135,217 Class A ordinary shares held by Wuxi Shenqi Leye Private Equity Funds Partnership L.P., a limited partnership incorporated in the PRC. The general partner of Wuxi Shenqi Leye Private Equity Funds Partnership L.P. is Wuxi Shenqi Yongcheng Private Equity Funds Management Partnership L.P., the general partner of which is Tianjin Shenqihui Equity Investment Management Co., Ltd. Tianjin Shenqihui Equity Investment Management Co., Ltd. is wholly owned by Tianjin Shenqihui Technology Co., Ltd., which is controlled by Ning Yang.

(2)            Calculated based on a total of 2,378,061,531 ordinary shares, being the sum of 1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares, as reported by the Issuer on the prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on September 10, 2024 and Form 6-K filed with the Securities and Exchange Commission on October 11, 2024.

CUSIP No. 98370X103

1.	Name of Reporting Person Wuxi Shenqi Yongcheng Private Equity Funds Management Partnership L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 126,135,217(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 126,135,217(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,135,217(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 5.3%(2)
12.	Type of Reporting Person PN

(1)             Represents 126,135,217 Class A ordinary shares held by Wuxi Shenqi Leye Private Equity Funds Partnership L.P., a limited partnership incorporated in the PRC. The general partner of Wuxi Shenqi Leye Private Equity Funds Partnership L.P. is Wuxi Shenqi Yongcheng Private Equity Funds Management Partnership L.P., the general partner of which is Tianjin Shenqihui Equity Investment Management Co., Ltd. Tianjin Shenqihui Equity Investment Management Co., Ltd. is wholly owned by Tianjin Shenqihui Technology Co., Ltd., which is controlled by Ning Yang.

(2)            Calculated based on a total of 2,378,061,531 ordinary shares, being the sum of 1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares, as reported by the Issuer on the prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on September 10, 2024 and Form 6-K filed with the Securities and Exchange Commission on October 11, 2024.

CUSIP No. 98370X103

1.	Name of Reporting Person Tianjin Shenqihui Equity Investment Management Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 126,135,217(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 126,135,217(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,135,217(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 5.3%(2)
12.	Type of Reporting Person CO

(1)             Represents 126,135,217 Class A ordinary shares held by Wuxi Shenqi Leye Private Equity Funds Partnership L.P., a limited partnership incorporated in the PRC. The general partner of Wuxi Shenqi Leye Private Equity Funds Partnership L.P. is Wuxi Shenqi Yongcheng Private Equity Funds Management Partnership L.P., the general partner of which is Tianjin Shenqihui Equity Investment Management Co., Ltd. Tianjin Shenqihui Equity Investment Management Co., Ltd. is wholly owned by Tianjin Shenqihui Technology Co., Ltd., which is controlled by Ning Yang.

(2)            Calculated based on a total of 2,378,061,531 ordinary shares, being the sum of 1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares, as reported by the Issuer on the prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on September 10, 2024 and Form 6-K filed with the Securities and Exchange Commission on October 11, 2024.

CUSIP No. 98370X103

1.	Name of Reporting Person Tianjin Shenqihui Technology Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 126,135,217(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 126,135,217(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,135,217(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 5.3%(2)
12.	Type of Reporting Person CO

(1)             Represents 126,135,217 Class A ordinary shares held by Wuxi Shenqi Leye Private Equity Funds Partnership L.P., a limited partnership incorporated in the PRC. The general partner of Wuxi Shenqi Leye Private Equity Funds Partnership L.P. is Wuxi Shenqi Yongcheng Private Equity Funds Management Partnership L.P., the general partner of which is Tianjin Shenqihui Equity Investment Management Co., Ltd. Tianjin Shenqihui Equity Investment Management Co., Ltd. is wholly owned by Tianjin Shenqihui Technology Co., Ltd., which is controlled by Ning Yang.

(2)            Calculated based on a total of 2,378,061,531 ordinary shares, being the sum of 1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares, as reported by the Issuer on the prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on September 10, 2024 and Form 6-K filed with the Securities and Exchange Commission on October 11, 2024.

CUSIP No. 98370X103

1.	Name of Reporting Person Ning Yang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 126,135,217(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 126,135,217(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 126,135,217(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 5.3%(2)
12.	Type of Reporting Person IN

(1)             Represents 126,135,217 Class A ordinary shares held by Wuxi Shenqi Leye Private Equity Funds Partnership L.P., a limited partnership incorporated in the PRC. The general partner of Wuxi Shenqi Leye Private Equity Funds Partnership L.P. is Wuxi Shenqi Yongcheng Private Equity Funds Management Partnership L.P., the general partner of which is Tianjin Shenqihui Equity Investment Management Co., Ltd. Tianjin Shenqihui Equity Investment Management Co., Ltd. is wholly owned by Tianjin Shenqihui Technology Co., Ltd., which is controlled by Ning Yang.

(2)            Calculated based on a total of 2,378,061,531 ordinary shares, being the sum of 1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares, as reported by the Issuer on the prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on September 10, 2024 and Form 6-K filed with the Securities and Exchange Commission on October 11, 2024.

CUSIP No. 98370X103

Item 1(a).	Name of Issuer:

XCHG Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

XCharge Europe GmbH, Heselstücken 18,

22453 Hamburg, Germany

No. 12 Shuang Yang Road, Da Xing District, Beijing

People’s Republic of China, 100023

Item 2(a).	Name of Person Filing:

Wuxi Shenqi Leye Private Equity Funds Partnership L.P.

Wuxi Shenqi Yongcheng Private Equity Funds Management Partnership L.P.

Tianjin Shenqihui Equity Investment Management Co., Ltd.

Tianjin Shenqihui Technology Co., Ltd.

Ning Yang (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Wuxi Shenqi Leye Private Equity Funds Partnership L.P.

Building 105, No.10A Jiuxianqiao North Road, Chaoyang District, Beijing, People’s Republic of China

Wuxi Shenqi Yongcheng Private Equity Funds Management Partnership L.P.

Building 105, No.10A Jiuxianqiao North Road, Chaoyang District, Beijing, People’s Republic of China

Tianjin Shenqihui Equity Investment Management Co., Ltd.

Building 105, No.10A Jiuxianqiao North Road, Chaoyang District, Beijing, People’s Republic of China

Tianjin Shenqihui Technology Co., Ltd.

Building 105, No.10A Jiuxianqiao North Road, Chaoyang District, Beijing, People’s Republic of China

Ning Yang

Building 105, No.10A Jiuxianqiao North Road, Chaoyang District, Beijing, People’s Republic of China

Item 2(c).	Citizenship:

Wuxi Shenqi Leye Private Equity Funds Partnership L.P. - People’s Republic of China

Wuxi Shenqi Yongcheng Private Equity Funds Management Partnership L.P. - People’s Republic of China

Tianjin Shenqihui Equity Investment Management Co., Ltd. - People’s Republic of China

Tianjin Shenqihui Technology Co., Ltd. - People’s Republic of China

Ning Yang - People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A Ordinary shares, par value US$0.00001 per share, of the Issuer.

CUSIP No. 98370X103

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of the Class A ordinary shares and holders of the Class B ordinary shares have the same rights, except for voting and conversion rights. In respect of matters requiring a shareholders’ vote, each Class A ordinary share will be entitled to one vote and each Class B ordinary share will be entitled to ten votes. The Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the Issuer’s shareholders, except as may otherwise be required by law. Each Class B ordinary share will be convertible into one Class A ordinary share at any time, by the holder thereof. Class A ordinary shares will not be convertible into Class B ordinary shares at any time, under any circumstances.

Item 2(e).	CUSIP No.:

98370X103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6)of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b)of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________

Not applicable.

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares by each Reporting Person is provided as of September 30, 2024.

	Amount beneficially owned		Percent of class(1)	Percent of aggregate voting power(2)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Wuxi Shenqi Leye Private Equity Funds Partnership L.P.	126,135,217	(3)	5.3%	1.4%	126,135,217	0	126,135,217	0
Wuxi Shenqi Yongcheng Private Equity Funds Management Partnership L.P.	126,135,217	(3)	5.3%	1.4%	126,135,217	0	126,135,217	0
Tianjin Shenqihui Equity Investment Management Co., Ltd.	126,135,217	(3)	5.3%	1.4%	126,135,217	0	126,135,217	0
Tianjin Shenqihui Technology Co., Ltd.	126,135,217	(3)	5.3%	1.4%	126,135,217	0	126,135,217	0
Ning Yang	126,135,217	(3)	5.3%	1.4%	126,135,217	0	126,135,217	0

(1).	The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 2,378,061,531 ordinary shares, being the sum of 1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares, as reported by the Issuer on the prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on September 10, 2024 and Form 6-K filed with the Securities and Exchange Commission on October 11, 2024.

CUSIP No. 98370X103

(2).	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share, each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for vote. Each Class B ordinary share will be convertible into one Class A ordinary share at any time, by the holder thereof. Class A ordinary shares will not be convertible into Class B ordinary shares at any time, under any circumstances.

(3).	Represents 126,135,217 Class A ordinary shares held by Wuxi Shenqi Leye Private Equity Funds Partnership L.P., a limited partnership incorporated in the PRC, which is controlled by Wuxi Shenqi Yongcheng Private Equity Funds Management Partnership L.P., its general partner. Wuxi Shenqi Yongcheng Private Equity Funds Management Partnership L.P. is ultimately wholly owned by Ning Yang.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Wuxi Shenqi Leye Private Equity Funds Partnership L.P.

By:	/s/ Lihua Fu
Name:	Lihua Fu
Title:	Authorized Signatory

Wuxi Shenqi Yongcheng Private Equity Funds Management Partnership L.P.

By:	/s/ Lihua Fu
Name:	Lihua Fu
Title:	Authorized Signatory

Tianjin Shenqihui Equity Investment Management Co., Ltd.

By:	/s/ Lihua Fu
Name:	Lihua Fu
Title:	Authorized Signatory

Tianjin Shenqihui Technology Co., Ltd.

By:	/s/ Lihua Fu
Name:	Lihua Fu
Title:	Authorized Signatory

Ning Yang

By:	/s/ Ning Yang

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement